Vstock Transfer, LLC
18 Lafayette Place
Woodmere, New York 11598

* SPECIMEN *
1 MAIN STREET
ANYWHERE PA 99999-9999

ONLINE VOTING

To vote your proxy electronically, please go to www.vstocktransfer.com/proxy
You must reference your 12-digit control number listed below.

CONTROL #

REQUESTING A PAPER OR ELECTRONIC COPY OF THE PROXY MATERIALS

Have this notice available when you request a paper or electronic copy of the proxy materials:
By telephone please call (toll free) 1-855-987-8625
or by email at: vote@vstocktransfer.com
Please include the company name and your account number in the subject line.

G Medical Innovations Holdings Ltd.

Important Notice Regarding the Availability of Proxy Materials for the Extraordinary General Meeting to be held on December 23, 2022

This communication presents only an overview of the more complete Proxy Materials that are available to you on the Internet. We encourage you to access and review all of the important information contained in the Proxy Materials before voting.

If you would like to receive a paper or e-mail copy of these documents, you must request one. There is no charge for such documents to be mailed to you.

ACCESSING YOUR PROXY MATERIALS ONLINE

The following Proxy Materials are available to you to review at
https://gmedinnovations.com/investors#irm-content

- Notice of Extraordinary General Meeting
- Proxy Statement for the Extraordinary General Meeting (including all attachments thereto);
- The Proxy Card, and any amendments to the foregoing materials that are required to be furnished to shareholders.

PROXY STATEMENT OVERVIEW

The Extraordinary General Meeting of G Medical Innovations Holdings Ltd. (the "Company"), will be held by way of Virtual meeting on Friday December 23, 2022 at 5:00 p.m. Israel Time, at https://zoom.us/j/97869609187?pwd=RlFlYXdVbUJkaVJTbmNCREpXeEl5Zz09

Proposals to be voted at the meeting are listed below along with the recommendations of the Board of Directors.

1. To inform shareholders that the Company is proposing to reduce its capital which is subject to confirmation from the Grand Court of the Cayman Islands.
2. To approve the amendment and restatement of the memorandum and articles of association of the Company to reflect the above.

The Board of Directors recommends a vote FOR Proposals 1 and 2.

PLEASE NOTE - YOU CANNOT VOTE BY RETURNING THIS NOTICE. To vote your shares, you must go online or request a paper copy of the Proxy Materials to receive a proxy card.

* SPECIMEN * AC:ACCT9999 90.00